Exhibit (a)(8)

Form of Reminder of Expiration Date

REMINDER

DEADLINE: 11:59 P.M. (PDT) June 14, 2007

To all Employees Eligible to Participate in the Offer to Amend or Replace Eligible Options:

11:59 p.m. (PDT) on June 14, 2007 is presently the deadline for you to tender your Eligible Options for amendment or replacement pursuant to the formal offer made by KLA-Tencor Corporation to amend or replace those options dated May 16, 2007 (the “Offer”). The Offer document is located at the KLA-Tencor intranet at the following hyperlink:

http://ca1blwssfe01:38681/corp/hr/hronline/finances/stock_grants/Stock%20Grants%20Documents%20and%20Forms/TO2.pdf and you may obtain a printed copy of that document by contacting Tracy Laboy at (408) 875-7131 or tracy.laboy@kla-tencor.com.

If you decide to tender your Eligible Options for amendment or replacement, you must submit your Letter of Transmittal in accordance with the instructions attached to that document. The submission must be made by the deadline indicated above. We cannot accept late submissions, and we therefore urge you to respond early to avoid any last minute problems.

If you do not want to tender your Eligible Options, please disregard this reminder. However, you will have to take other action on your own to bring your Eligible Options into compliance with Section 409A of the Internal Revenue Code, if you are to avoid adverse tax consequences with respect to those options. Those adverse tax consequences are described in the Offer document. You will be solely responsible for any tax penalties, interest payments or other liabilities you incur under Section 409A (or applicable state tax laws) with respect to any Eligible Options you do not tender for amendment or replacement pursuant to the Offer.

This reminder is being distributed to all employees eligible to participate in the Offer. Accordingly you are receiving this notice even if you have previously submitted your Letter of Transmittal.